UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ra Medical Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

74933X104
(CUSIP Number)

August 7, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 1. Names of Reporting Persons.

Dean Irwin

 2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

 4. Citizenship or Place of Organization USA

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With: 5. Sole Voting Power 0

 6. Shared Voting Power 2,559,201

 7. Sole Dispositive Power 0
 8. Shared Dispositive Power 2,559,201

 9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,559,201

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

 11. Percent of Class Represented by Amount in Row (9) 3.5%

 12. Type of Reporting Person (See Instructions)

IN
  2
CUSIP No. 74933X104
Item 1.

 (a) Name of Issuer

Ra Medical Systems, Inc.

 (b) Address of Issuer's Principal Executive Offices

2070 Las Palmas Drive, Carlsbad, California 92011

Item 2.

 (a) The names of the persons filing this statement are:

Dean Irwin
 (b) The principal business office of the Filers is located at:

C/O PHIL TENSER
12520 HIGH BLUFF DR, SUITE 240
SAN DIEGO, CA 92130

 (c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

 (d) This statement relates to shares of Common Stock, par value $0.0001 of the Issuer (the "Stock").

 (e) The CUSIP number of the Issuer is: 74933X104

 Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

 (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

 (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

 (j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(ii)(J).

 (k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution

 Item 4. Ownership.

See Items 5-9 and 11 of the cover page.
The percentage ownership in Item 11 is based on the reported 72,468,337 shares on August 7, 2020 in form 10-Q

 Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

 Item 8. Identification and Classification of Members of the Group.

Not applicable

 Item 9. Notice of Dissolution of Group

Not applicable.

 Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

DEAN IRWIN & MELISSA BURSTEIN, AS TRUSTEES U/T/A JUNE 12, 2017
By:/s/ Dean Irwin
Print name: Dean Irwin
Title: Co-Trustee
By: /s/ Melissa Burstein
Print name: Melissa Burstein
Title: Co-Trustee